UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Novelion Therapeutics Inc.
Full Name of Registrant

Former Name if Applicable

c/o Alvarez & Marsal Canada Inc., Commerce Place, 400 Burrard St., Suite 1680
Address of Principal Executive Office (Street and Number)

Vancouver, BC V6C 3A6 Canada
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Novelion Therapeutics Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) in a timely manner and the Company will not be able to file the Form 10-K within the 15-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2019, Aegerion Pharmaceuticals, Inc. and Aegerion Pharmaceuticals Holdings, Inc. (together, “Aegerion”), which had been subsidiaries of the Company at the time, filed voluntary petitions under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on May 20, 2019.  As a result of these bankruptcy proceedings, the Company analyzed and evaluated the appropriate accounting treatment of its investment in Aegerion and concluded that Aegerion’s financials should be deconsolidated from the Company’s financial statements (the “Deconsolidation”), commencing with the Company’s interim financial statements for the quarter ended June 30, 2019, which Quarterly Report on Form 10-Q (the “Q2 Form 10-Q”) has not yet been filed with the SEC. Subsequently, and as further reported in the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2019, the Company held its annual general meeting on that same date (the “Annual Meeting”), at which the Company’s shareholders approved a special resolution authorizing: (i) the voluntary liquidation and dissolution of the Company pursuant to the Business Corporations Act (British Columbia) at a time to be determined by the board of directors of the Company; (ii) the plan of liquidation and distribution substantially in the form attached as Schedule A to the Company’s proxy statement for the Annual Meeting; and (iii) one or more distributions to shareholders of any remaining property of the Company under the voluntary liquidation and dissolution (collectively, the “Liquidation Matters”). At the Annual Meeting, the Company's shareholders also approved the appointment of Alvarez & Marsal Canada Inc. as the liquidator of the Company (the "Liquidator") pursuant to the Business Corporations Act. On January 9, 2020, the Company filed the statement of intent to liquidate with the British Columbia Registrar of Companies, with an effective date for the liquidation of January 16, 2020 (the “Effective Date”), as contemplated by the Plan of Liquidation. On the Effective Date, the Company appointed the Liquidator and closed its stock transfer books and instructed its transfer agent that no further stock transfers will be recognized.  Following the Effective Date, all of the employees have resigned and the Company has three part-time contractors working for the Liquidator assisting with the liquidation, and the Company’s other operations, including administrative and accounting functions, have been almost eliminated and are focused on an orderly liquidation and dissolution of the Company.   Due to the demands associated with the Liquidation Matters and the significant work and expense required to effect the Deconsolidation and the Company’s limited operations and lack of employees, the Company will be unable to complete the preparation of the required financials and other information for its Form 10-K and will be seeking relief from the SEC for certain of its reporting obligations, including the Q2 Form 10-Q and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jacqueline Mercier	617	570-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019 and September 30, 2019
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to complete its outstanding Quarterly Reports or the Form 10-K due to the accounting issues created by, and other demands associated with, Aegerion’s bankruptcy proceedings and the Liquidation Matters. See Part III above. While the Company anticipates that the Aegerion bankruptcy, which has subsequently been completed, has caused its results of operations to change significantly from the corresponding periods in the previous fiscal year, the Company cannot estimate what significant changes would be reflected in its 2019 results of operations because appropriate information upon which to make such estimates is not available as of the time of this filing.

Certain statements in this report constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable laws and regulations, including U.S. and Canadian securities laws. Any statements contained herein which do not describe historical facts, including, but not limited to, statements regarding the Company’s quarterly or annual reports, intentions to seek filing relief from the SEC and expectations related to the Liquidation Matters are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements.  Such risks and uncertainties include, among others, the determinations of the court and the actions of the liquidator undertaken as part of the ongoing liquidation, any claims that result from the claims process conducted as part of the liquidation, as well as those risks identified in the Company’s filings with the SEC, including the definitive proxy statement filed on October 3, 2019, all of which are available on the SEC’s website at www.sec.gov.

The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise the information contained in this report, whether as a result of new information, future events or circumstances or otherwise.

Novelion Therapeutics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2020	By	/s/ Anthony Tillman
		Name:	Anthony Tillman
		Title:	Authorized signatory for Novelion Therapeutics Inc. by its liquidator,
Alvarez & Marsal Canada, Inc., acting in such capacity and not it in its personal capacity

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).